Mail Stop 3561

May 5, 2008

<u>By Facsimile and U.S. Mail</u>

Edward E. Cohen
Chief Executive Officer of the General Partner
Atlas Pipeline Holdings, L.P.
1550 Coraopolis Heights Road
Moon Township, PA 15108

> **Re:** **Atlas Pipeline Holdings, L.P.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 3, 2008**
> **File No. 1-32953**
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed February 29, 2008**
> **Form 8-K Filed September 14, 2007**
> **File No.'s 1-14998**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Forms 10-K referenced above.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests added disclosures or other revisions to be made to a filing for either reporting entity please show us in your response what the revisions will look like.  These revisions should be included in future interim and annual filings, as applicable.

Atlas Pipeline Holdings, L.P.
Form 10-K for Fiscal Year Ended January 31, 2007
Facing Sheet

2. In future filings please indicate the number of common units outstanding and public float, as of the latest practicable date.  See the Instructions to Form 10-K.

Consolidated Balance Sheets, page 84

3. Please tell your consideration to include the disclosures required by paragraph 27.a. of SFAS 150 for the redemption value of APL subsidiary interests at each balance sheet date.  Include your consideration that APL has a finite life and the mandatory redemption requirements of SFAS No. 150.

Note 2. Summary of Significant Accounting Policies, page 90

4. Please tell and disclose your accounting treatment for the contribution of the ownership interest in Atlas Pipeline Partners, GP, LLC by Atlas America, Inc. Include basis in the asset, liabilities and minority interest and period(s) which the results of operations are included in the statements of this consolidated entity. Please cite all relevant accounting literature in your response.

Minority Interest in Atlas Pipeline Partners, L.P., page 95

5. In consideration of the preferred units issued by APL, please tell us how you have complied with Rule 5-02.27 of Regulation S-X.

Note 14 . Stock Compensation, page 114
APL Long-Term Incentive Plan, page 116

6. Explain us how you present and account for the gains or losses that arise issuing phantom and option units under the APL LTIP, if at all, and how it complies with the requirements of Question 6 of SAB Topic 5.H.

Atlas Pipeline Partners, L.P.
Form 10-K for Fiscal Year Ended January 31, 2007
Item 6. Selected Financial Data, page 36

7.  We refer you to footnote 7 of the table.  It is unclear from your disclosure why management calculates gross margin to include transportation, compression and other revenue and excludes associated transportation and compression costs. Note your discussion in paragraphs 3 and 6 on page 46 explains that increases in revenue and associated expenses are attributable, at least in part, to increased throughput volume due to new well connections and capacity expansion projects. Please expand your disclosure to highlight if there is a causal relationship between these revenue and costs and why revenue and costs are treated dissimilarly in your margin calculation.

8.  We refer you to footnote 8 of the table.  With a view toward the adjustments footnoted (11) and (12), please tell us why this EBITDA presentation is permitted under Item 10(e)(1)(ii)(B) of Regulation S-K.

Recent Trends and Uncertainties, page 42

9.  We note your disclosure that a 10% change in NGLs, natural gas and condensate would result in a $3.7 million change in the gross margin.  Please supplement this disclosure to include quantification of your estimate of average sales price, the volume of product expected to be sold and the amount of product sales hedged and the effective price (or range of price) for the hedged transactions.

Costs and Expenses, page 45

10. We note your disclosure that general and administrative expenses increased because of higher costs associated with managing your business, including management time.  Please tell us and quantify for us what were the specific costs that increased.  We presume that your management is salaried so we do not understand why additional management time would result in a material increase in expenses.

Critical Accounting Policies and Estimates, page 55

11. We note Securities Act Release No. 33-8350 provides guidance as to supplemental disclosures that companies should consider with respect to critical accounting policies and estimates.  The interpretive release highlighted the supplemental disclosure should focus on estimates that involve matters that are highly uncertain and provide additional quantitative and qualitative analysis

rather than merely repeat disclosures already included in the notes to the financial statements.  With this in mind we note the following:

- With respect to revenue recognition it is not clear what material estimates are involved in your revenue recognition policies.  We also note that, with respect to the accrual of unbilled revenues and associated expenses you have not provided any quantitative disclosure of the amounts accrued, discussion as to why the amounts would be highly uncertain, or discussion of any material adjustments that have been made to previous accruals.

- With respect to your discussion of goodwill your disclosures appear to duplicate those made in the notes to the financial statements.  It is not necessary to duplicate policy notes already included in the notes to your financial statements.  The disclosures in your MD&A section should enhance and supplement the policy disclosures provided elsewhere in your document.  We note your disclosure that you use estimates and assumptions to calculate the fair value of goodwill but you do not disclose which estimates are highly uncertain or the circumstances that could result in a material change in your financial statements.

- With respect to depreciation and amortization you do not discuss or quantify the estimates you have made that are highly uncertain nor do you discuss or quantify your prior experience with changes in estimates of useful lives or residual values and their impact on the financial statements.

- With respect to impairment of assets it is not necessary to provide cross references to your disclosures in the risk factors section of your filing or otherwise substantially duplicate disclosures found elsewhere in the document.  Further you do not discuss why your estimates of future undiscounted cash flows related to long lived assets are highly uncertain nor do you quantify your historical experience with respect to actual impairments recorded.

- With respect to the fair value of derivative commodity contracts it is not clear what estimates are being used to value your derivative contracts.  Valuation of your derivative contracts appears to be largely based upon level 1 and 2 inputs and it is not clear from your disclosures which estimates are highly uncertain.  Much of your disclosure is duplicative from note 9 to your financial statements and does not provide any insights into your accounting estimates or policies.  Further, your discussion here or elsewhere, would be more useful if you provided a concise summary of your expected future sales volumes, the amount of that volume that is

- With respect to volume measurements it is not clear what specific estimates are being made. Rather it sounds like you have a risk related to the malfunction of measuring equipment. Please clarify your risk and quantify both the potential for material change as well as material changes that have been included in your historical results.

Consolidated Balance Sheets, page 67

12. In the first paragraph on page 73 you indicate you net the joint venture's $1.9 billion note receivable from Anadarko with its minority interest in your consolidated balance sheet. Please explain to us your basis for the right to offset and present the minority interest as an asset rather than separately before partners' capital.

Consolidated Statements of Partners' Capital, page 70

13. Please explain your basis for the accounting treatment of the preferred unit dividend effect presented in the statement of partners' capital. Specifically explain why you reduce the preferred limited partners' capital account for the note receivable and why the dividend effect is not an $8.5 million charge that reduces the common limited and general partners' accounts. We assume it will reduce future cash available for distribution to these partners. Please cite all relevant accounting literature in your response.

Note 1. Nature of Operations, page 72

14. Provide us with your comprehensive SAB 99 analysis performed by management in concluding the correction of the measurement reporting inaccuracy was immaterial with respect to the financial statement line items affected. In this regard, we note you disclose the correction had an approximate reduction of 2.7%, 8.3% and 1.4% on the net income in the third and fourth quarters of 2005 and first quarter of 2006, respectively. Further explain how you determined that the error was both quantitatively and qualitatively immaterial.

New Accounting Standards, page 80

15. Please tell us, and disclose in future filings, the period you adopted SAB Topic 1N. and the impact adoption had on your financial position during the year ended December 31, 2006, if any. See Question 2 of SAB Topic 11M. Also tell us if the measurement reporting inaccuracies corrected in the second quarter of 2006 was considered in the adoption of the SAB, as applicable.

Note 13. Stock Compensation, page 95

16. Please advise or expand the phantom unit disclosures to include the weighted average exercise price, weighted average remaining contractual term, aggregate intrinsic value, the intrinsic value of units exercised in each year, the weighted average period you expect to recognize deferred compensation and nonvested unit activity. See paragraph A.240 of SFAS No. 123(R). To the extent a disclosure requirement is not applicable; please disclose this fact in your filing.

Note 15. Segment Information, page 97

17. Please explain why you do not allocate interest expense to your reportable segments. In this regard we note you are able to allocate goodwill to segments and both the senior term loan and credit facility were specifically issued to fund the acquisition of Chaney Dell and Midkiff/Benedum which was assigned to the Mid-Continent segment. We refer you to paragraph one of page 41. If the information does not exist or it is impracticable to reasonably allocate a material portion of interest expense, please disclose this in future filings.

Item 9A. Controls and Procedures, page 100

18. Please adivise or include the disclosures required by Item 308(c) in future filings. In your response please provide us with the required disclosure as of the period in your annual report.

19. You disclose you have designed your disclosure controls and procedures to provide only reasonable assurance of achieving the desired control objectives. If true please provide a response that states the General Partner's Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are effective at the reasonable assurance level. If not true please provide management's conclusions excluding the references to reasonable assurance and note this for future filings.

<u>Form 8-K/A filed September 14, 2007</u>
<u>Pro Forma Financial Data, Exhibit 5.6</u>

20. With respect to adjustment (g), please tell us how you arrived at the amounts of the adjustments.  Please tell us why you believe these adjustments were factually supportable.  Regarding the pro forma statement of operations we note in a letter dated June 25, 2007 to Mr. Timothy J. Melton, you were instructed to "limit it to information that is reliably determinable and do not include forward looking information."  Please tell us how this adjustment complies with the letter of June 25, 2007.

21. Tell us in more detail how you calculated adjustment (h).

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief